EXHIBIT 21.1

Subsidiaries of Great Lakes Bancorp, Inc.

          None; provided, however, that upon consummation of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of February 10, 2003, between Great Lakes Bancorp, Inc. and Greater Buffalo Savings Bank, Greater Buffalo Savings Bank, a New York banking corporation, will become a wholly owned subsidiary of Great Lakes Bancorp, Inc.